FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              Intershop Communications Reports Fourth Quarter and
                        Full Year 2001 Financial Results

                   INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT
                              (Name of Registrant)

                   INTERSHOP COMMUNICATIONS STOCK CORPORATION
                 (Translation of Registrant's Name into English)

                                Amsinckstrasse 57
                                 D-20097 Hamburg
                           Federal Republic of Germany
                               (011) 49-40-23708-2
   (Address and Telephone Number of Registrant's Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F   X                               Form 40-F
                         ___                                       ___


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                Yes                                         No  X
                    ___                                        ___

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A





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                         EXHIBIT INDEX BEGINS ON PAGE 3

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT


Date:  February 12, 2002         By: /s/STEPHAN SCHAMBACH
                                    ____________________________________________
                                                Stephan Schambach
                                 Chief Executive Officer (Vorstandsvorsitzender)

                                  EXHIBIT INDEX



Exhibit           Description of Exhibit                                    Page
_______           ______________________                                    ____

99.1              Press Release                                               4
99.2              Ad-hoc Press Release                                       11





















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